EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions of dollars, except ratio)

	Nine
	Months
	Ended
	September	Year Ended December 31,
	30, 2011	2010	2009	2008	2007	2006

Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$1,162	$728	$1,154	$(3,084)	$544	$1,053
Fixed charges	350	415	346	381	193	110
Distributed income of equity investees	14	43	7	28	–	–
Total Earnings	$1,526	$1,186	$1,507	$(2,675)	$737	$1,163

Fixed Charges:
Interest expense	$327	$389	$319	$358	$184	$100
Estimated interest within rental expense	23	26	27	23	9	10
Total Fixed Charges	$350	$415	$346	$381	$193	$110
Ratio of earnings to fixed charges	4.4	2.9	4.4	n/a	3.8	10.6
Dollar shortfall	n/a	n/a	n/a	$3,056	n/a	n/a